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Davis Polk & Wardwell London LLP 99 Gresham Street London EC2V 7NG	020 7418 1374 tel 020 7710 4874 fax amy.alter@davispolk.com

March 31, 2014

Mr. Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re: Lloyds Banking Group plc Schedule TO-I/A Filed March 27, 2014 File No. 005-84476

Dear Mr. Hindin:

On behalf of Lloyds Banking Group plc (the “Company”), this letter is submitted in response to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 28, 2014 regarding the Company’s Schedule TO-I/A filing on March 27, 2014 (“Amendment No. 1”) amending its Schedule TO-I filing on March 6, 2014 (the “Original Schedule TO”). For your convenience, the Company’s response is prefaced by a summary of the Staff’s oral comment in italicized text.

Please confirm the Company’s compliance with Rule 13e-4(e)(3) and telephone interpretation I.H.7 in the July 2001 supplement to the Commission’s Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretation”) in the context of the Company’s exchange offer (the “Exchange Offer”) that is the subject of the Original Schedule TO and Amendment No. 1.

Response: The Company filed Amendment No. 1 on March 27, 2014 to provide holders of its enhanced capital notes (“ECNs”) with summary financial information which had previously been incorporated by reference in its registration statement filed with the Commission on March 6, 2014 on Form F-4 (the “Registration Statement”). Amendment No. 1 also referred to the filing by the Company of a pre-effective amendment to the Registration Statement in response to Staff comments to the Registration Statement.

The Company respectfully advises the Commission that it has disseminated the disclosure of material changes contained in Amendment No. 1 in a manner reasonably calculated to inform holders of ECNs as required by Rule 13e-4(e)(3) and in accordance with the Telephone Interpretation through the filing of Amendment No. 1 on EDGAR. Amendment No. 1 was accepted by EDGAR at 9:28 a.m., Eastern time, on March 27, 2014.

Perry J. Hindin	March 31, 2014	pg. 2

Pursuant to Rule 13e-4(a)(3), the term “business day” means any day, other than Saturday, Sunday, or a Federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time and in computing any time period under Rule 13e-4 or Schedule TO, the date of the event that begins the running of such time period shall be included. Accordingly, five business days will remain in the Exchange Offer following the dissemination of the disclosure and the expiration of the Exchange Offer on April 2, 2014 at 11:59 p.m. Eastern time.

Company Acknowledgment

The Company has advised us that they acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 011-44-207-418-1374.

Sincerely,

/s/ Amy T. Alter
Amy T. Alter

cc:  Anna Bessant, Lloyds Banking Group plc

Davis Polk & Wardwell London LLP